Filed by Alternative Credit Income Fund pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: Alternative Credit Income Fund
Commission File No.: 811-23016
File No. of Related Registration Statement: 333-294601

FOR IMMEDIATE RELEASE

Alternative Credit Income Fund Encourages Shareholders to Submit their Votes “FOR” the Merger Proposal

Alternative Credit Income Fund Announces Special Distribution

Ted Goldthorpe, President & CEO, Thanks Shareholders for Continued Support

NEW YORK, July 15, 2026 – Shareholders of Alternative Credit Income Fund (“ACIF” or the “Fund”) (tickers: RCIIX, RCIAX, RCIWX, RCICX, RCILX) are reminded and encouraged to vote “FOR” the proposed merger (the “Merger”) of BCPL Merger Sub, Inc. (“Merger Sub”), a direct, wholly owned subsidiary of BC Partners Lending Corporation (“BCPL”), with and into ACIF (the “Merger Proposal”). Of note, ACIF’s July 7, 2026, special meeting of shareholders was adjourned and will reconvene on August 14, 2026. Information regarding the Merger Proposal, including the current voting status and instructions, is available at the following link: HERE.

Additionally, ACIF announced today that its Board of Trustees has declared a special distribution for each class of the Fund's shares as set forth below.

The special distribution totals approximately $2.0 million and is expected to be paid on or about July 24, 2026, to shareholders of record as of July 14, 2026.

Class	Distribution per Share
Class A (RCIAX)	$0.11081
Class C (RCICX)	$0.09555
Class W (RCIWX)	$0.11073
Class I (RCIIX)	$0.11637
Class L (RCILX)	$0.10537

Management Commentary

Ted Goldthorpe, President and Chief Executive Officer of ACIF and Head of the BC Partners Credit Platform, stated, “We appreciate the shareholders who have already submitted their votes and encourage all remaining shareholders to vote FOR the proposal.

The votes received to date reinforce our belief in the strategic and financial benefits of the transaction. We believe the combined company will benefit from greater scale and improved access to capital, positioning it well to generate long-term value for shareholders.

As a reminder, if ACIF shareholders approve the Merger Proposal, the Fund intends to conduct a one-time discretionary repurchase offer for up to 15% of ACIF’s outstanding shares immediately prior to the closing of the merger.”

As it relates to the distribution declaration, Goldthorpe added, “We are pleased to once again provide ACIF shareholders with a special distribution. We thank our shareholders for their ongoing investment in Alternative Credit Income Fund and remain committed to delivering attractive risk-adjusted returns.”

About Alternative Credit Income Fund

ACIF is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. ACIF’s investment objectives are to produce current income and achieve capital preservation with moderate volatility and low to moderate correlation to the broader equity markets. ACIF pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets in fixed-income and fixed-income related securities of any sector of any industry. For more information, visit https://www.altcif.com/.

About BC Partners Lending Corporation

BCPL, a Maryland corporation, is a non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended. BCPL’s investment objective is to make investments that generate current income and, to a lesser extent, capital appreciation, primarily in the form of debt investments, which may include secured debt, unsecured debt, other debt and/or equity in private middle-market companies. BCPL’s investment activities are managed by its investment adviser, BC Partners Advisors L.P. (“BC Partners Advisors”).

Merger Sub is a Delaware corporation and a newly incorporated wholly owned subsidiary of BCPL. Merger Sub was formed in connection with, and for the sole purpose of, the merger.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of BCPL and ACIF, and distribution projections; business prospects of BCPL and ACIF, and the prospects of their portfolio companies; and the impact of the investments that BCPL and ACIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of ACIF shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the merger agreement; (x) the future operating results and net investment income projections of BCPL, ACIF or, following the closing of the merger, the combined company; (xi) the ability of BC Partners Advisors to implement its future plans with respect to the combined company; (xii) the ability of BC Partners Advisors and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of BCPL, ACIF or, following the closing of the merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that BCPL, ACIF or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of BCPL, ACIF or, following the closing of the merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that BCPL, ACIF or, following the closing of the merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of BCPL, ACIF or, following the closing of the merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of BCPL, ACIF or, following the closing of the merger, the combined company; (xix) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). BCPL and ACIF have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCPL and ACIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCPL and ACIF in the future may file with the SEC, including the Proxy Statement and Registration Statement (in each case, as defined below), annual reports on Form N-CSR and Form 10-K, semi-annual reports on Form N-CSRS, quarterly reports on Form NPORT and Form 10-Q, and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCPL, ACIF or in any fund or other investment vehicle managed by BC Partners or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the proposed merger of BCPL and ACIF and certain related matters (the “Proposals”). In connection with the Proposals, BCPL has filed a registration statement (Registration No. 333-294601) with the SEC (the “Registration Statement”) that contains a combined proxy statement for ACIF and a prospectus of BCPL (the “Proxy Statement”) and has mailed the Proxy Statement to ACIF’s shareholders. The Registration Statement and Proxy Statement contain important information about BCPL, ACIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF ACIF ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCPL, ACIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by ACIF, from ACIF’s website at https://www.altcif.com. Investors may also request a copy of BCPL’s filings (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents) at no cost by writing, emailing or calling at the following address and telephone number: BC Partners Lending Corporation, 650 Madison Avenue, 3rd Floor, New York, NY 10022, (212) 891-2880.

Participants in the Solicitation

BCPL, its directors, certain of its executive officers and certain employees and officers of BC Partners Advisors and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of BCPL is set forth in its proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2026. ACIF, its trustees, certain of its executive officers and certain employees and officers of ACIF and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the trustees and executive officers of ACIF is set forth in ACIF’s Semi-Annual Report on Form N-CSRS, which was filed with the SEC on June 9, 2026. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCPL stockholders and ACIF shareholders in connection with the Proposals is contained in the Registration Statement, including the Proxy Statement therein, and other related materials. These documents may be obtained free of charge from the sources indicated above.

Contacts:

Alternative Credit Income Fund
650 Madison Avenue, 3rd floor
New York, NY 10022

Brandon Satoren Chief Financial Officer

Brandon.Satoren@bcpartners.com

(212) 891-2880